O. KIM GOHEEN
July 25, 2005
Senior Vice-President,
and Chief Financial Officer

VIA FACSIMILE & COURIER (202) 772-9220	CAMECO CORPORATION

Mr. H. Roger Schwall	Corporate Office
Assistant Director	2121 – 11th Street West
United States Securities and Exchange Commission	Saskatoon, Saskatchewan
Division of Corporation Finance	Canada S7M 1J3
Mail Stop 70-10
100 “F” Street, NE.
Washington, DC 20549	Tel: 306.956.6256
Fax: 206.956.6312

Dear Mr. Schwall:	www.cameco.com

Cameco Corporation
Form 40-F for the Year Ended December 31, 2004
File number 001-14228
Supplemental Response dated May 27, 2005

I am writing to respond to your July 8, 2005 letter, where you provided a request relating to accounting change. Our response was prepared in consultation with KPMG LLP, Cameco’s external auditors.

2004 Management’s Discussion and Analysis

Accounting Change, Page 55

1.	We have reviewed your response to prior comment number 6. Please support your conclusion that this represents an accounting change rather than a correction of an error under Canadian GAAP. Specifically address CICA 1506 in your response,

Cameco Response

Canadian accounting standards deal collectively with accounting changes in CICA 1506, Accounting Changes. As noted in paragraph .01, situations that are considered to be an “accounting change” include the accounting treatment of (a) a change in an accounting policy, (b) a change in an accounting estimate, and (c) a correction of an error relating to prior period financial statements. CICA 1506 does not require that the type of accounting change be disclosed.

Yours truly,

“O. Kim Goheen”

O. Kim Goheen

c:	Jill Davis, Securities and Exchange Commission
Yong Choi, Securities and Exchange Commission
Gerald W. Grandey, President and Chief Executive Officer, Cameco
KPMG LLP